SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
OF
THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
EMBASSY OF THE REPUBLIC OF TURKEY
OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS
2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.
Phone: (202)-612 6790 Fax: (202)-238 0627

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.D3
EX-99.K
EX-99.L
EX-99.M

THE REPUBLIC OF TURKEY
     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and effective as of August 10, 2006 (Registration Number 333-133956) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).
     The sole purpose of this Amendment No. 3 is to file with the Commission (i) the recent developments in the Republic as of July 29, 2010, which is included as Exhibit D-3 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibits D, D-1, and D-2 ,(ii) the legal opinions included as Exhibits K and L hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement and (iii) the underwriting agreement which is included as Exhibit M.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 5th day of August, 2010.

REPUBLIC OF TURKEY
By:	/s/ Evren Dilekli
	Name:	Mr. Evren DİLEKLİ
	Title:	Acting Director General

EXHIBIT INDEX

Exhibit
Number
	A.	None

	B.	None

*	C.	Copy of the 2008 Annual Budget of the Republic (in Turkish)

*	D.	Current Description of the Republic

*	D-1	Recent Developments in the Republic as of January 5, 2010

*	D-2	Recent Developments in the Republic as of March 11, 2010

	D-3	Recent Developments in the Republic as of July 29, 2010

*	E.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 12, 2010

*	F.	Opinion of Arnold & Porter LLP dated January 12, 2010

*	G.	Underwriting Agreement

*	H.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated March 18, 2010

*	I.	Opinion of Arnold & Porter LLP dated March 18, 2010

*	J.	Underwriting Agreement

	K.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated August 5, 2010

	L.	Opinion of Arnold & Porter LLP dated August 5, 2010

	M.	Underwriting Agreement

*	Previously filed.